Pocket Games Inc.

305 Forest Ave,

Woodmere, NY, 11598

Telephone 347-318-8859

April 3, 2014

FILED ON EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re: Pocket Games Inc, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 27, 2014

File No. 333-192939

To whom it may concern:

In accordance with Rule 461 under the Securities Act of 1933, Pocket Games Inc., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-192939) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2014. The Registrant respectfully requests that the Registration Statement become effective by 5:00 PM, Friday, April 4, 2014, Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/ David Lovatt

David Lovatt

Chief Executive Officer